Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Star Bulk Carriers Corp.  (“Star Bulk”) for the six-month periods ended June 30, 2018 and 2019.  Unless otherwise specified herein, references to the “Company,” “we,” “us” or “our” shall include Star Bulk and its subsidiaries.  You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere herein. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our Annual Report on Form 20‑F for the year ended December 31, 2018 (the “2018 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 21, 2019. Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2018 Annual Report. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain, and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and on December 3, 2007, we commenced operations when we took delivery of our first vessel. We maintain offices in Athens, Oslo, New York, Limassol and Geneva. Our common shares trade on the Nasdaq Global Select Market and the Oslo Børs under the symbol “SBLK.”

On May 27, 2019, we entered into an en bloc definitive agreement with entities controlled by Delphin Shipping, LLC (“Delphin”), an entity affiliated with Kelso & Company, pursuant to which we agreed to acquire 11 operating dry bulk vessels (the “Delphin Vessels”) for an aggregate purchase price of $139.5 million (“Delphin Purchase Price”), which was paid in (a) $80.0 million of cash and (b) 4.503 million common shares of Star Bulk (the “Delphin Consideration Shares”). We have secured exhaust gas cleaning systems (the “Delphin Scrubbers”) for all of the Delphin Vessels with attractive delivery dates. The cash portion of the Delphin Purchase Price was financed through proceeds of a new seven-year finance lease of $91.4 million with China Merchants Bank Leasing, and an additional tranche of $15.0 million for financing of the Delphin Scrubbers. Delphin has agreed not to sell, contract to sell, or otherwise dispose more than 2,251,685 of the Delphin Consideration Shares prior to November 23, 2019. All 11 Delphin Vessels had been delivered to the Company as of September 30, 2019.

Our Fleet

As of September 24, 2019, our owned fleet consisted of 118 operating vessels with an aggregate carrying capacity of approximately 13.0 million dwt, consisting of Newcastlemax, Capesize, Mini-Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels. Additionally, through our subsidiary, Star Logistics, we charter-in a number of third-party vessels on a short- to medium- term basis (usually not exceeding one year) to increase our operating capacity in order to satisfy our clients’ needs. We believe our Company is the largest US listed dry bulk operator in terms of number of vessels and deadweight tonnage.

The following tables present summary information relating to our fleet as of September 24, 2019:

Existing On the Water Fleet (as of September 24, 2019)

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
1	Goliath	Newcastlemax	209,537	2015	July-15
2	Gargantua	Newcastlemax	209,529	2015	April-15
3	Star Poseidon	Newcastlemax	209,475	2016	February-16
4	Maharaj	Newcastlemax	209,472	2016	July-15
5	Star Leo (1)	Newcastlemax	207,939	2018	May-19
6	Star Laetitia	Newcastlemax	207,896	2017	August-18
7	Star Ariadne	Newcastlemax	207,812	2017	March-17
8	Star Virgo	Newcastlemax	207,810	2017	March-17
9	Star Libra (1)	Newcastlemax	207,765	2016	June-16
10	Star Sienna	Newcastlemax	207,721	2017	August-18
11	Star Marisa	Newcastlemax	207,709	2016	March-16
12	Star Karlie	Newcastlemax	207,566	2016	August-18
13	Star Eleni (1)	Newcastlemax	207,555	2018	January-18
14	Star Magnanimus	Newcastlemax	207,490	2018	March-18
15	Debbie H	Newcastlemax	206,861	2019	May-19
16	Star Ayesha	Newcastlemax	206,852	2019	July-19
17	Katie K	Newcastlemax	206,839	2019	April-19
18	Leviathan	Capesize	182,511	2014	September-14
19	Peloreus	Capesize	182,496	2014	July-14
20	Star Claudine (1)	Capesize	181,258	2011	July-18
21	Star Ophelia (1)	Capesize	180,716	2010	July-18
22	Star Martha	Capesize	180,274	2010	October-14
23	Star Pauline	Capesize	180,233	2008	December-14
24	Pantagruel	Capesize	180,181	2004	July-14
25	Star Borealis	Capesize	179,678	2011	September-11
26	Star Polaris	Capesize	179,546	2011	November-11
27	Star Lyra (1)	Capesize	179,147	2009	July-18
28	Star Janni	Capesize	178,978	2010	January-19
29	Star Marianne	Capesize	178,906	2010	January-19
30	Star Angie	Capesize	177,931	2007	October-14
31	Big Fish	Capesize	177,662	2004	July-14
32	Kymopolia	Capesize	176,990	2006	July-14
33	Star Triumph	Capesize	176,343	2004	December-17
34	Star Scarlett	Capesize	175,800	2014	August-18
35	Star Audrey	Capesize	175,125	2011	August-18
36	Big Bang	Capesize	174,109	2007	July-14
37	Star Paola	Mini-Capesize	115,259	2011	August-18
38	Star Eva	Mini-Capesize	106,659	2012	August-18
39	Amami	Post Panamax	98,681	2011	July-14
40	Madredeus	Post Panamax	98,681	2011	July-14

Existing On the Water Fleet (as of September 24, 2019) - continued

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
41	Star Sirius	Post Panamax	98,681	2011	March-14
42	Star Vega	Post Panamax	98,681	2011	February-14
43	Star Aphrodite	Post Panamax	92,006	2011	August-18
44	Star Piera	Post Panamax	91,952	2010	August-18
45	Star Despoina	Post Panamax	91,945	2010	August-18
46	Star Electra (1)	Kamsarmax	83,494	2011	July-18
47	Star Angelina	Kamsarmax	82,981	2006	December-14
48	Star Gwyneth	Kamsarmax	82,790	2006	December-14
49	Star Kamila	Kamsarmax	82,769	2005	September-14
50	Star Luna (1)	Kamsarmax	82,687	2008	July-18
51	Star Bianca (1)	Kamsarmax	82,672	2008	July-18
52	Pendulum	Kamsarmax	82,619	2006	July-14
53	Star Maria	Kamsarmax	82,598	2007	November-14
54	Star Markella	Kamsarmax	82,594	2007	September-14
55	Star Danai	Kamsarmax	82,574	2006	October-14
56	Star Jeannette	Kamsarmax	82,567	2014	August-18
57	Star Georgia	Kamsarmax	82,298	2006	October-14
58	Star Sophia	Kamsarmax	82,269	2007	October-14
59	Star Mariella	Kamsarmax	82,266	2006	September-14
60	Star Moira	Kamsarmax	82,257	2006	November-14
61	Star Nina	Kamsarmax	82,224	2006	January-15
62	Star Renee	Kamsarmax	82,221	2006	December-14
63	Star Nasia	Kamsarmax	82,220	2006	August-14
64	Star Laura	Kamsarmax	82,209	2006	December-14
65	Star Jennifer	Kamsarmax	82,209	2006	April-15
66	Star Mona (1)	Kamsarmax	82,188	2012	July-18
67	Star Helena	Kamsarmax	82,187	2006	December-14
68	Star Astrid (1)	Kamsarmax	82,158	2012	July-18
69	Star Alessia	Kamsarmax	81,944	2017	August-18
70	Star Calypso (1)	Kamsarmax	81,918	2014	July-18
71	Star Charis	Kamsarmax	81,711	2013	March-17
72	Star Suzanna	Kamsarmax	81,711	2013	May-17
73	Mercurial Virgo	Kamsarmax	81,545	2013	July-14
74	Stardust (1)	Kamsarmax	81,502	2011	July-18
75	Star Sky (1)	Kamsarmax	81,466	2010	July-18
76	Star Lydia	Kamsarmax	81,187	2013	August-18
77	Star Nicole	Kamsarmax	81,120	2013	August-18
78	Star Virginia	Kamsarmax	81,061	2015	August-18
79	Star Genesis (1)	Kamsarmax	80,705	2010	July-18
80	Star Flame (1)	Kamsarmax	80,448	2011	July-18
81	Star Iris	Panamax	76,466	2004	September-14
82	Star Emily	Panamax	76,417	2004	September-14
83	Idee Fixe (1)	Ultramax	63,458	2015	March-15
84	Roberta (1)	Ultramax	63,426	2015	March-15
85	Laura (1)	Ultramax	63,399	2015	April-15
86	Kaley (1)	Ultramax	63,283	2015	June-15
87	Kennadi	Ultramax	63,262	2016	January-16
88	Mackenzie	Ultramax	63,226	2016	March-16
89	Apus (1)	Ultramax	63,123	2014	July-19
90	Star Wave (1)	Ultramax	61,491	2017	July-18

Existing On the Water Fleet (as of September 24, 2019) - continued

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
91	Star Challenger (1)	Ultramax	61,462	2012	December-13
92	Star Fighter (1)	Ultramax	61,455	2013	December-13
93	Star Lutas	Ultramax	61,347	2016	January-16
94	Honey Badger	Ultramax	61,320	2015	February-15
95	Wolverine	Ultramax	61,292	2015	February-15
96	Star Antares	Ultramax	61,258	2015	October-15
97	Star Monica	Ultramax	60,935	2015	August-18
98	Star Acquarius	Ultramax	60,916	2015	July-15
99	Star Pisces (1)	Ultramax	60,916	2015	August-15
100	Star Glory (1)	Supramax	58,680	2012	July-18
101	Pyxis (1)	Supramax	56,615	2013	July-19
103	Hydrus (1)	Supramax	56,604	2013	August-19
105	Diva	Supramax	56,582	2011	July-17
102	Leo (1)	Supramax	56,582	2013	July-19
104	D Centaurus (1)	Supramax	56,559	2012	September-19
109	Hercules (1)	Supramax	56,545	2012	July-19
111	Pegasus (1)	Supramax	56,540	2013	July-19
107	Cepheus (1)	Supramax	56,539	2012	July-19
108	Columba (1)	Supramax	56,530	2012	July-19
110	Dorado (1)	Supramax	56,507	2013	July-19
106	Aquila (1)	Supramax	56,506	2012	July-19
112	Star Bright	Supramax	55,783	2010	October-18
113	Strange Attractor	Supramax	55,742	2006	July-14
114	Star Omicron	Supramax	53,489	2005	April-08
115	Star Zeta	Supramax	52,994	2003	January-08
116	Star Theta	Supramax	52,425	2003	December-07
117	Star Epsilon	Supramax	52,402	2001	December-07
118	Star Cosmo	Supramax	52,345	2005	July-08
		Total dwt:	12,964,047

(1)	Subject to a bareboat charter with purchase obligation at the expiration of the bareboat term. See Note 7 to our consolidated financial statements included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of funds have been equity provided by our shareholders through equity offerings, additional debt under secured credit facilities, debt securities, finance lease agreements or sale and lease back arrangements, cash flows from operations and vessel sales. Our principal uses of funds have been capital expenditures to grow our fleet, maintain the quality of our dry bulk carriers and comply with international shipping standards, environmental laws and regulations, to fund working capital requirements, interest and principal payments on outstanding indebtedness and to make dividend payments when approved by the Board of Directors.

Our short-term liquidity requirements include paying operating costs, funding working capital requirements and the short-term equity portion of the cost of vessel acquisitions and vessel upgrades, interest and principal payments on outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our medium- and long-term liquidity requirements are funding the equity portion of newbuilding vessel installments and second hand vessel acquisitions, funding required payments under our vessel financing and other financing agreements and paying cash dividends when declared. Sources of funding for our medium and long-term liquidity requirements include cash flows from operations, new debt, finance lease agreements or sale and lease back arrangements, equity issuances and vessel sales.

As of June 30, 2019, the Company has negative working capital of $45.2 million, and remaining capital commitments for vessel upgrades (procurement and installation of scrubbers) totaling $106.2 million. The Company has secured total financing of $127.3 million which remained undrawn as of June 30, 2019. In addition, prior to June 30, 2019, the Company had a committed excess cash from the refinancing of loans to be finalized subsequent to June 30, 2019 amounting to $13.7 million as well as agreed sale proceeds, net of debt repayment, from the sale of two vessels amounting to $20.1 million and committed net inflows of $11.5 million from the excess debt proceeds over the cash consideration related to the acquisition of 11 vessels from Delphin. The Company also generates positive cash flows from operating activities.

As of June 30, 2019, we had $1,466.4 million of outstanding indebtedness under our outstanding credit facilities and debt securities, including our finance lease obligations and the 2022 Senior Notes, net of unamortized debt issuance costs, of which $167.3 million is scheduled to be repaid in the next twelve months. As of June 30, 2019, our cash balance was $96.4 million (including $13.3 million of legally restricted cash, due to cash collateral requirements contained in our loan agreements) compared to $213.9 million (including $9.0 million of legally restricted cash, due to cash collateral requirements contained in our loan agreements) as of December 31, 2018. For further information relating to our loan agreements, 2022 Senior Notes, finance lease obligations and our commitments, please see Notes 5, 6, 8 and 16 to our audited consolidated financial statements for the year ended December 31, 2018, included in our 2018 Annual Report, and Notes 6, 7, 9 and 13 to our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2019, included elsewhere herein.

Our debt agreements contain financial covenants and undertakings requiring us (or the borrowing entity) to maintain various ratios, including:

·	a minimum percentage of aggregate vessel value to secured debt amounts (the security cover ratio or “SCR”);

·	a maximum ratio of total liabilities to market value adjusted total assets;

·	a minimum EBITDA to interest coverage ratio;

·	a minimum liquidity; and

·	a minimum market value adjusted net worth.

We have decided to install scrubbers on the majority of our vessels, which we are financing, in part, with the proceeds of new indebtedness. We believe such investment will increase our competitive advantage commercially by making our fleet more attractive to charterers and cargo owners due to our lower total fuel costs as compared to vessels not equipped with scrubbers. As of September 24, 2019, the remaining payments under our Scrubber Retrofitting Program are expected to be $78.7 million, including those related to the Delphin Vessels, and will be made through 2020 when the installations will be completed. As of the date of this report, the undrawn portion of scrubber related financing under all of our debt and lease agreements stands at $87.6 million.

We may fund possible growth through our cash balances, operating cash flows, additional long-term borrowing, finance leases, sale and lease back arrangements and the issuance of new equity. Our practice has been to acquire dry bulk carriers using a combination of funds received from our equity investors and financings secured by mortgages on our dry bulk carriers.   In the event that we determine to finance a portion of the purchase price for new vessel acquisitions with debt, and if conditions in dry bulk market deteriorate, we may not be able to obtain new borrowing capacity on favorable terms or at all. Furthermore, our stock price and the stock prices of shipping companies in general have been volatile, and if adverse market conditions prevail, we may not be able to raise additional equity financing. Our business is capital intensive, and our future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These transactions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms.

Other Recent Developments

Please refer to Note 16 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after June 30, 2019.

Operating Results

Factors Affecting Our Results of Operations

We deploy our vessels on a mix of short to medium time charters or voyage charters, or in dry bulk carrier pools, according to our assessment of market conditions.  We adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with medium to long-term time charters, or to profit from attractive spot charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak charter market conditions. The following table reflects certain operating data of our fleet, including our ownership days, fleet utilization and TCE rates, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

	Six-month period ended June 30,
(TCE rates expressed in U.S. Dollars)	2018	2019
Average number of vessels (1)	72.8	107.2
Number of vessels (2)	74	108
Average age of operational fleet (in years) (3)	8.3	8.1
Ownership days (4)	13,174	19,412
Available days (5)	13,116	17,987
Charter-in days (6)	2,085	3,208
Fleet utilization (7)	99.6%	93.7%
Time Charter Equivalent Rate (TCE rate) (8)	$13,208	$10,880

(1)
Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2)	As of the last day of the periods reported.
(3)	Average age of our operational fleet is calculated as of the end of each period.

(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5)	Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and scrubber installation, if any.
(6)	Charter-in days are the total days that we charter-in third-party vessels.
(7)	Fleet utilization is calculated by dividing (x) Available days plus Charter-in days by (y) Ownership days plus Charter-in days for the relevant period.
(8)
Represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Starting with the second quarter of 2019, we include the realized gain/(loss) on FFAs and bunker swaps in the calculation of the TCE Revenues. We believe the revised method better reflects the chartering result of our fleet and is more comparable to the method used by our peers. The change has been applied retrospectively for all periods presented herein. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and because the Company believes that it provides useful information to investors regarding the Company’s financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE may not necessarily be comparable to TCE of other companies due to differences in methods of calculation. The above reported TCE rate for the six months ended June 30, 2018, was calculated excluding Star Logistics. We have excluded the revenues and expenses of Star Logistics for the respective period because Star Logistics was formed in October 2017, and its revenues and expenses had not yet normalized in this period, which obscures material trends of our TCE rate. As a result, we believe it is more informative to our investors to present the TCE rate excluding the revenues and expenses of Star Logistics for this period.

The following table reflects the calculation of our TCE rates as discussed in footnote (8) above. The table presents reconciliation of TCE revenue to voyage revenue as reflected in the unaudited interim condensed consolidated statement of operations, (excluding voyage revenue earned from Star Logistics for the six months ended June 30, 2018, for the reasons discussed in footnote (8) above).

	Six-month period ended June 30,
(In thousands of U.S. Dollars, except for TCE rates expressed in U.S. Dollars)	2018			2019
Voyage revenues	$201,620	a	)	$324,282
Less:
Voyage expenses	(30,032)	b	)	(91,329)
Charter-in hire expenses	-	c	)	(44,442)
Realized gain/(loss) on FFAs/bunker swaps	1,651			8,370
Time charter equivalent revenues	173,239			196,881
Less:
Amortization of fair value of below/above market acquired time charter agreements	-			(1,186)
Adjusted Time charter equivalent revenues	$173,239			$195,695
Available days	13,116			17,987
Daily time charter equivalent rate ("TCE")	$13,208			$10,880

a)
Voyage revenues used to calculate TCE rate for the six months ended June 30, 2018 consist of (1) reported voyage revenues of $253.7 million minus (2) voyage revenues of $52.0 million attributable to Star Logistics.

b)
Voyage expenses used to calculate TCE rate for the six months ended June 30, 2018 consist of (1) reported voyage expenses of $42.6 million minus (2) voyage expenses of $12.6 million attributable to Star Logistics.

c)
Charter-in hire expenses used to calculate TCE rate for the six months ended June 30, 2018 consist of (1) reported charter-in hire expenses of $40.8 million minus (2) charter-in hire expenses of $40.8 million attributable to Star Logistics.

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate, the number of charter-in days, the amount of daily charter hire and freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals and the number of vessels chartered-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, scrubber installation, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Voyage Expenses

Voyage expenses include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Bunkers expenses, port and canal charges primarily increase in periods during which vessels are employed on voyage charters because these expenses are paid by the owners. Our voyage expenses primarily consist of bunkers cost, port expenses and commissions paid in connection with the chartering of our vessels.

Charter-in hire expenses

Charter-in hire expenses represent hire expenses for chartering-in third party vessels, either under time charters or voyage charters.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking Expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the age of the vessel, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry-dock. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard.  Depreciation is calculated based on a vessel’s cost less the estimated residual value.

Management Fees

Management fees include fees paid to third and related parties providing certain procurement services to our fleet.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives’ compensation, share based compensation, legal, consulting, audit and accounting expenses.

(Gain) / Loss on Forward Freight Agreements and Bunker Swaps

From time to time, we may take positions in freight derivatives, including freight forward agreements (the “FFAs”) and freight options with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. All of our FFAs are settled on a daily basis through reputable exchanges such as London Clearing House (LCH) or Singapore Exchange (SGX). Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. Freight options are treated as assets/liabilities until they are settled. Any such settlements by us or settlements to us under FFAs or freight options are recorded under (Gain)/Loss on forward freight agreements and bunker swaps.

Also, from time to time, we may enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance.   Our bunker swaps are settled through reputable clearing houses, including the London Clearing House. The fair value of bunker swaps is the estimated amount that we would receive or pay to terminate the swaps at the reporting date (Level 2). Bunker price differentials paid or received under the swap agreements are recognized under (Gain)/Loss on forward freight agreements and bunker swaps.

Interest and Finance Costs

We incur interest expense and financing costs in connection with our outstanding indebtedness under our existing loan facilities (including finance leases) and the 2022 Notes. We also incurred financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of that debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest Income

We earn interest income on our cash deposits with our lenders and other financial institutions.

Gain / (Loss) on Derivative Financial Instruments

We may enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2), with changes in such fair value recognized in earnings under (gain)/loss on derivative financial instruments, unless specific hedge accounting criteria are met.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Results of Operations

The six-month period ended June 30, 2019 compared to the six-month period ended June 30, 2018

Voyage revenues net of Voyage expenses: Total revenues for the six months ended June 30, 2019 increased to $324.3 million from $253.7 million in the corresponding period in 2018. Time charter equivalent revenues (“TCE Revenues”) (total voyage revenues net of voyage expenses, charter-in hire expense and realized gain/(loss) on FFAs/bunker swaps) were $196.9 million compared to $173.2 million (excluding Star Logistics for the reasons discussed in footnote (8)) for the corresponding period in 2018. This increase was primarily attributable to the increase in the average number of vessels in our fleet to 107.2 for the six months ended June 30, 2019, up from 72.8 for the six months ended June 30, 2018, which caused an increase in Available days for our fleet. In addition, realized gain on FFAs/bunker swaps was $8.4 million for the six months ended June 30, 2019 compared to $1.7 million for the same period in 2018. The TCE rate for the six months ended June 30, 2019 was $10,880 compared to a TCE rate of $13,208 for the corresponding period in 2018, reflecting the weaker dry bulk market environment in 2019 compared to the same period in 2018.

Charter-in hire expenses: Charter-in hire expenses for the six months ended June 30, 2019 and 2018 were $44.4 million and $40.8 million, respectively. The increase in charter-in hire expense was due to a combination of an increase in charter-in days to 3,208 in the six months ended June 30, 2019, compared to 2,085 in the corresponding period in 2018 and a decrease in charter-in rates.

Vessel operating expenses: For the six months ended June 30, 2019 and 2018, vessel operating expenses were $78.1 million and $53.7 million, respectively. This increase was primarily due to the increase in the average number of vessels as described above. Vessel operating expenses for the six months ended June 30, 2019 and 2018 include pre-delivery and pre-joining expenses of $0.9 million and $1.1 million, respectively, incurred mainly in connection with the delivery of the new vessels in our fleet during each period.

Dry docking expenses: Dry docking expenses for the six months ended June 30, 2019 and 2018 were $28.7 million and $3.3 million, respectively. During the six months ended June 30, 2019, 12 of our vessels completed their periodic dry docking surveys, resulting in expenses of $12.3 million, and remaining $16.4 million of expenses were incurred in connection with in progress and forthcoming dry dockings. During the six months ended June 30, 2018 two of our vessels underwent their periodic dry docking surveys. During the six months ended June 30, 2019, we installed scrubbers on certain of our vessels, some of which were scheduled to undergo their dry docking surveys in 2020. In order to avoid any further off hire days for these vessels due in 2020, we decided to complete the dry docking survey for the vessels concurrently with the installation of scrubbers. As a result, in the six month period ended June 30, 2019, we incurred $10.5 million of total dry docking expenses, associated with the dry docking of these vessels, which would have otherwise been incurred in 2020.

Depreciation:  Depreciation expense increased to $59.8 million for the six-month period ended June 30, 2019, compared to $43.2 million for the corresponding period in 2018.  The increase was mainly driven by the higher average number of vessels in 2019 compared to 2018.

Management fees:  Management fees increased to $8.2 million for the six-month period ended June 30, 2019, compared to $3.9 million for the corresponding period in 2018.  The increase is attributable to the new management agreements entered into in connection with the fleets acquired in the third quarter of 2018.

General and administrative expenses: General and administrative expenses for the six months ended June 30, 2019 and 2018 were $17.1 million and $17.7 million, respectively. These expenses for the six months ended June 30, 2019 and 2018 include stock-based compensation expense of $2.9 million and $5.0 million, respectively.

Impairment loss: For the six months ended June 30, 2019, impairment loss of $3.4 million was recognized in anticipation of the sale of the Star Anna and Star Gamma and their deliveries to their new owners in September 2019.

(Gain)/Loss on forward freight agreements and bunker swaps: For the six-month period ended June 30, 2019, (Gain)/Loss on forward freight agreements and bunker swaps amounted to a $7.4 million gain (consisting of realized gain of $8.4 million and unrealized loss of $1.0 million), compared to $2.0 million gain for the corresponding period in 2018 (consisting of unrealized gain of $0.3 million and realized gain of $1.7 million).

Interest and finance costs net of interest and other income/(loss): Interest and finance costs net of interest and other income/ (loss) for the six months ended June 30, 2019 and 2018 were $42.7 million and $29.9 million, respectively. The increase is primarily attributable to the increase in the weighted average balance of our outstanding indebtedness of $1,468.4 million during the first half of 2019 compared to $1,054.3 million for the same period in 2018.

Loss on debt extinguishment: During the six months ended June 30, 2019, we recorded a $1.6 million loss on debt extinguishment representing expenses and the non-cash write-off of unamortized deferred finance charges in connection with the refinancing of certain lease and loan agreements. During the six months ended June 30, 2018, we recorded a loss on debt extinguishment of $0.02 million.

Cash Flows

Net cash provided by operating activities

Net cash provided by operating activities for the six months ended June 30, 2019 and 2018 was $7.6 million and $61.1 million, respectively.

The reduction was due to the weaker dry bulk market in the first half of 2019 compared to the same period in 2018, which resulted in a significantly lower TCE rate of $10,880 compared to $13,208 for the first half of 2018. Despite the increase in the average number of vessels in our fleet, the decrease in TCE rates as well as the increased dry docking activity during the first half of 2019 resulted in the decrease of our operating income (excluding non-cash items) to $66.6 million for the six months ended June 30, 2019 from $98.5 million for the corresponding period in 2018. This decrease was combined also with (i) a net working capital outflow of $19.1 million during the first half of 2019 compared to a net working capital outflow of $6.9 million for the first half of 2018 and (ii) higher net interest expense for the first half 2019 compared to the corresponding period in 2018.

Net cash used in investing activities

Net cash used in investing activities for the six months ended June 30, 2019 and 2018 was $132.1 million and $115.6 million, respectively.

For the six months ended June 30, 2019, net cash used in investing activities mainly consisted of (a) $93.2 million paid in connection with our newbuilding and newly acquired vessels and other capitalized expenses and (b) $64.6 million paid for the acquisition and installation of scrubber equipment and ballast water management systems for certain of our vessels, offset partially by proceeds from the sale of three vessels concluded during the period of $20.0 million and insurance proceeds of $5.7 million.

For the six months ended June 30, 2018, net cash used in investing activities mainly consisted of $115.9 million paid for advances and other capitalized expenses for our newbuildings and newly delivered vessels during the period.

Net cash provided by financing activities

Net  cash  provided  by  financing  activities  for  the  six months ended June 30, 2019 and  2018  was  $7.0 million and $21.5 million, respectively.

For the six months ended June 30, 2019, net cash provided by financing activities consisted of:

a)        $392.4 million of proceeds from financing, including financing from leases which were used to refinance the below mentioned lease and debt agreements and partly finance the delivery installments of our newbuildings and the cost of the newly acquired vessels;
offset partially by:
b)        $366.1 million lease and debt obligations paid in aggregate in connection with: (i) the regular amortization of outstanding vessel financings and finance lease installments, and (ii) early repayment due to the refinancing of certain of our finance agreements and the sale of three of our vessels;
c)        $11.6 million used mainly to repurchase our common shares in open market transactions;
d)        $6.2 million of financing fees paid in connection with the new financing agreements; and
e)        $1.5 million of prepayment fees paid in connection with early repaid debt.

For the six months ended June 30, 2018, net cash provided by financing activities consisted of:

a)        $130.0 million of proceeds from financing including financing from leases offset partially by:
b)        $108.7 million paid in aggregate in connection with: (i) $43.1 million at regular amortization of outstanding vessel financings and finance lease installments and (iii) $65.6 million of excess cash for the quarters ended December 31, 2017 and March 31, 2018, paid pursuant to the cash sweep mechanism in our Supplemental Agreements, during the first half of 2018.

Significant Accounting Policies and Critical Accounting Policies

For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited financial statements and “Item 5 — Operating and Financial Review and Prospects,” included in our 2018 Annual Report. There have been no material changes from the “Critical Accounting Policies” previously disclosed in our 2018 Annual Report except for the new accounting pronouncements adopted as of January 1, 2019. Please refer to Note 2 “Significant accounting policies and recent accounting pronouncements” to the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2019, included elsewhere herein, for further discussion.

STAR BULK CARRIERS CORP.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Consolidated Balance Sheets as of December 31, 2018 and June 30, 2019 (unaudited)	F-2

Unaudited Interim Condensed Consolidated Statements of Operations for the six-month periods ended June 30, 2018 and 2019	F-3

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the six-month periods ended June 30, 2018 and 2019	F-4

Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity for the six-month periods ended June 30, 2018 and 2019	F-5

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2018 and 2019	F-6

Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2018  and June 30, 2019 (unaudited)
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)
	December 31, 2018	June 30, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$204,921	$83,088
Restricted cash, current (Note 9)	6,435	6,271
Trade accounts receivable, net	38,402	41,794
Inventories (Note 4)	27,436	46,691
Due from managers	284	264
Due from related parties (Note 3)	1,322	317
Prepaid expenses and other receivables	6,504	14,529
Derivative asset, current (Note 14)	537	-
Other current assets	7,046	13,820
Vessel held for sale (Note 5)	5,949	-
Total Current Assets	298,836	206,774

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels (Note 6)	59,900	21,203
Vessels and other fixed assets, net (Note 5)	2,656,108	2,791,157
Total Fixed Assets	2,716,008	2,812,360

OTHER NON-CURRENT ASSETS
Long term investment	1,108	1,163
Restricted cash, non-current (Note 9)	2,521	7,021
Fair value of above market time charters acquired (Note 8)	-	169
Leased buildings, right-of-use assets (Note 2)	-	1,140
Other non-current assets	3,664	3,801
TOTAL ASSETS	$3,022,137	$3,032,428

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 9)	$101,007	$122,919
Lease commitments short term (Note 7)	65,837	44,333
Accounts payable	20,959	29,598
Due to managers	3,757	10,366
Due to related parties (Note 3)	1,649	497
Accrued liabilities	16,854	26,049
Derivative liability (Note 14)	1,799	2,398
Deferred revenue	10,855	15,771
Total Current Liabilities	222,717	251,931

NON-CURRENT LIABILITIES
8.30% 2022 Notes, net of unamortized debt issuance costs of $1,590 and $1,386, as of December 31, 2018 and June 30, 2019, respectively (Note 9)	48,410	48,614
Long term debt, net of current portion and unamortized debt issuance costs of $10,997 and $12,676, as of December 31, 2018 and June 30, 2019, respectively (Note 9)	685,819	893,660
Lease commitments long term, net of unamortized debt issuance costs of $2,975 and $3,404, as of December 31, 2018 and June 30, 2019 respectively (Note 7)	540,925	356,840
Fair value of below market time charters acquired (Note 8)	3,553	3,469
Leased buildings, operating lease liabilities (Note 2)	-	1,140
Other non-current liabilities	668	884
TOTAL LIABILITIES	1,502,092	1,556,538

COMMITMENTS & CONTINGENCIES (Note 13)

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2018 and June 30, 2019, respectively (Note 10)	-	-
Common Shares, $0.01 par value, 300,000,000 shares authorized; 92,627,349 shares issued and 92,285,986 shares (net of treasury shares) outstanding at December 31, 2018; 91,750,000 shares issued and 91,743,029 shares (net of treasury shares) outstanding as of June 30, 2019 (Note 10)	926	917
Additional paid in capital	2,502,429	2,500,746
Treasury shares (341,363 and 6,791 shares at December 31, 2018 and June 30, 2019, respectively)	(3,145)	(93)
Accumulated other comprehensive income/(loss)	-	-
Accumulated deficit	(980,165)	(1,025,680)
Total Shareholders' Equity	1,520,045	1,475,890
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,022,137	$3,032,428

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2018 and 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Six months ended June 30,
	2018	2019

Revenues:
Voyage revenues (Note 15)	$253,661	$324,282
	253,661	324,282

Expenses
Voyage expenses	42,586	91,329
Charter-in hire expenses	40,763	44,442
Vessel operating expenses	53,681	78,133
Dry docking expenses	3,269	28,702
Depreciation	43,243	59,781
Management fees	3,913	8,188
General and administrative expenses	17,702	17,062
Impairment loss (Note 5)	-	3,411
Other operational gain	(41)	(171)
Provision for doubtful debts	-	1,250
(Gain)/Loss on forward freight agreements and bunker swaps (Note 14)	(2,000)	(7,383)
(Gain)/Loss on sale of vessels ( Note 5)	-	700
	203,116	325,444
Operating income / (loss)	50,545	(1,162)

Other Income/ (Expenses):
Interest and finance costs (Note 9)	(30,338)	(43,826)
Interest and other income/(loss)	394	1,096
Gain / (Loss) on derivative financial instruments, net (Note 14)	(1)	-
Loss on debt extinguishment (Notes 7 and 9)	(21)	(1,619)
Total other expenses, net	(29,966)	(44,349)

Income / (loss) before taxes and equity in income of investee	$20,579	$(45,511)
Income taxes	-	(59)
Income/(Loss) before equity in income of investee	20,579	(45,570)
Equity in income of investee	49	55
Net income/(loss)	20,628	(45,515)
Earnings / (Loss) per share, basic	$0.32	$(0.49)
Earnings / (Loss) per share, diluted	0.32	(0.49)
Weighted average number of shares outstanding, basic (Note 11)	64,170,654	92,457,415
Weighted average number of shares outstanding, diluted (Note 11)	64,468,860	92,457,415

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)
For the six-month periods ended June 30, 2018 and 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Six months ended June 30,

	2018	2019
Net income / (loss)	$20,628	$(45,515)
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications (Note 14)	110	-
Less:
Reclassification adjustments of interest rate swap gain/(loss) (Note 14)	73	-
Other comprehensive income / (loss)	183	-
Total comprehensive income / (loss)	$20,811	$(45,515)

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the six-month periods ended June 30, 2018 and 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional Paid- in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Treasury stock	Total Stockholders' Equity

BALANCE, January 1, 2018	64,160,004	$642	$2,123,108	$605	$(1,036,303)	$-	$1,088,052
Cumulative effect of accounting change	-	-	-	-	(1,857)	-	(1,857)
Net income / (loss)	-	-	-	-	20,628	-	20,628
Other comprehensive income / (loss)	-	-	-	183	-	-	183
Amortization of share-based compensation (Note 12)	-	-	5,011	-	-	-	5,011
Secondary offering expenses	-	-	(439)	-			(439)
Acquisition of OCC vessels (Note 6)	3,304,735	33	42,929	-			42,962
BALANCE, June 30, 2018	67,464,739	$675	$2,170,609	$788	$(1,017,532)	$-	$1,154,540

BALANCE, January 1, 2019	92,627,349	$926	$2,502,429	$-	$(980,165)	$(3,145)	$1,520,045
Net income / (loss)	-	-	-	-	(45,515)	-	(45,515)
Amortization of share-based compensation (Note 12)	-	-	2,857	-	-	-	2,857
Acquisition of Songa Vessels	-	-	-	-	-	(93)	(93)
Acquisition of E.R Vessels (Notes 5 and 10)	999,336	10	10,053	-	-	-	10,063
Purchase of treasury stock (Note 10)	(1,876,685)	(19)	(14,593)	-	-	3,145	(11,467)
BALANCE, June 30, 2019	91,750,000	$917	$2,500,746	$-	$(1,025,680)	$(93)	$1,475,890

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2018 and 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Six months ended June 30,
	2018	2019
Cash Flows from Operating Activities:
Net income / (loss)	$20,628	$(45,515)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation	43,243	59,781
Amortisation of fair value of above market time charters (Note 8)	-	167
Amortization of debt issuance costs (Note 9)	1,367	2,575
Loss on debt extinguishment (Note 9)	21	1,619
Amortisation of fair value of below market time charters (Note 8)	-	(1,353)
Impairment loss (Note 5)	-	3,411
Loss / (gain) on sale of vessels (Note 5)	-	700
Provision for doubtful debts	-	1,250
Share-based compensation (Note 12)	5,011	2,857
Non-cash effects of derivative financial instruments	(573)	149
Fair value hedge adjustment (Note 18)	(1,405)	-
Change in fair value of forward freight derivatives and bunker swaps	(349)	987
Other non-cash charges	60	142
Gain on hull and machinery claims	-	(30)
Equity in income of investee	(49)	(55)

Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	(8,572)	(3,392)
Inventories	(2,912)	(19,255)
Prepaid expenses and other receivables	(1,429)	(18,919)
Due from related parties	151	1,005
Due from managers	-	20
Increase/(Decrease) in:
Accounts payable	3,771	6,019
Due to related parties	26	(1,152)
Accrued liabilities	957	5,091
Due to managers	2,984	6,609
Deferred revenue	(1,843)	4,916
Net cash provided by / (used in) Operating Activities	61,087	7,627

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other fixed assets	(115,896)	(157,794)
Cash proceeds from vessel sales (Note 5)	-	20,026
Hull and machinery insurance proceeds	304	5,675
Net cash provided by / (used in) Investing Activities	(115,592)	(132,093)

Cash Flows from Financing Activities:
Proceeds from bank loans, leases and notes	129,984	392,387
Loan and lease prepayments and repayments	(108,722)	(366,116)
Financing and debt extinguishment fees paid	(569)	(7,740)
Proceeds from issuance of common stock	-	-
Offering expenses paid related to the issuance of common stock	(439)	-
Repurchase of common shares	-	(11,562)
Refund of financing premia	1,247	-
Net cash provided by / (used in) Financing Activities	21,501	6,969

Net increase/(decrease) in cash and cash equivalents and restricted cash	(33,004)	(117,497)
Cash and cash equivalents and restricted cash at beginning of period	273,500	213,877

Cash and cash equivalents and restricted cash at end of period	$240,496	$96,380

Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$218,651	$83,088
Restricted cash, current (Note 9)	10,425	6,271
Restricted cash, non-current (Note 9)	11,420	7,021
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$240,496	$96,380

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the year for:
Interest	$27,774	$41,502
Non-cash investing activities:
Shares issued in connection with vessel acquisitions	-	10,063
Vessel upgrades	780	5,742

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector.  Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains offices in Athens, Oslo, New York, Limassol and Geneva. Star Bulk shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK” (primary listing). Following, and in connection with, the Songa Vessel Purchase Transaction, as defined in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 (the “2018 Annual Report”) Star Bulk’s common shares also trade on the Oslo Stock Exchange (secondary listing) under the same ticker.

The unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its wholly owned subsidiaries, as set forth below (collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented.  Operating results for the six-month period ended June 30, 2019 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2019.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the 2018 Annual Report.  The balance sheet as of December 31, 2018 has been derived from the audited consolidated financial statements as of that date, but, pursuant to the requirements for interim financial information, does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2018 Annual Report.

As of June 30, 2019, the Company owned a modern fleet of 108 dry bulk vessels consisting primarily of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 52,000 deadweight tonnage (“dwt”) and 209,000 dwt, and a combined carrying capacity of 12,244,681 dwt. Additionally, through its subsidiary Star Logistics, during the six-month period ended June 30, 2019, the Company chartered-in a number of third-party vessels on a short to medium term basis (not exceeding one year) to increase its operating capacity in satisfying its clients’ needs.

2.	Significant accounting policies and recent accounting pronouncements:

A summary of the Company’s significant accounting policies and recent accounting pronouncements is included in Note 2 to the Company’s consolidated financial statements included in the 2018 Annual Report.  There have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the six-month period ended June 30, 2019, except for the following:

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.	Significant accounting policies and recent accounting pronouncements – continued:

Leases: On January 1, 2019, the Company adopted ASC 842 Leases (“ASC 842”). ASC 842 revises the accounting for leases. According to the new Accounting Standard, lessees are required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with term of more than 12 months. For lessees, leases are classified as either capital or operating, with classification affecting the pattern of expense recognition on the income statement. ASC 842 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria included in ASC 842 are met, each of which indicates that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, and two other criteria included also in ASC 842 are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee, the lease is classified as a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases.

The Company elected to use the optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption. As a result, prior periods as reported by the Company, have not been impacted by the adoption.  The Company also elected to use the practical expedient for lessors to combine the lease and non-lease components of revenues for recognition, measurement and presentation purposes, as also described below.

In addition, in connection with its adoption of ASC 842, the Company elected to use the “package of 3” practical expedients permitted under the transition guidance, which exempts the Company from reassessing:

• whether any expired or existing contracts are or contain leases;
• any expired or existing lease classifications; and
• initial direct costs for any existing leases.

Lastly, the Company elected not to use the practical expedient of hindsight in determining the lease term and in assessing the impairment of the Company’s operating lease right-of-use assets.

The Company’s adoption did not have a material effect on the consolidated financial statements for the reasons discussed below:

Company acting as Lessor:

As also described in Note 2t) to the Company’s consolidated financial statements included in the 2018 Annual Report, the Company generates its revenues from charterers for the charter hire of its vessels under time charter agreements, in which a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate, or voyage charter agreements, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified freight rate per ton. The Company considered the provisions of ASC 842 and determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company, as the ship-owner, retains control over the operations of the vessel, provided also that the terms are pre-determined and any change requires the Company’s consent.. On the other hand, the Company determined that its time charter agreements are leases that are governed by ASC 842 because, pursuant to the time charter agreements, (a) the vessel is an identifiable asset, (b) the Company does not have substitution rights and (c) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. In addition, provided that none of the criteria for classification as sales-type leases or direct financing leases are met, the Company’s time charter agreements are classified as operating leases.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.	Significant accounting policies and recent accounting pronouncements – continued:

Upon adoption of ASC 842, the timing and recognition of earnings from time charter contracts to which the Company is party did not change from previous practice, with the exception of ballast bonuses which were recognized during the ballast leg while they are now deferred and recognized over time during the charter period as well as the deferral of certain direct costs incurred during the ballast leg that meet the required criteria for capitalization and amortize during the charter period. Included in the charter hire rate is also compensation for running the vessel, such as crewing expenses, repairs and maintenance and insurance. The Company, making use of the practical expedient for lessors, has elected not to separate the lease and non-lease components included in the time charter revenue but rather to recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) as the related lease component and non-lease component have the same timing and pattern of transfer (both the lease and non-lease components are earned by passage of time) and the predominant component is the lease. The performance obligations in a time charter contract are satisfied over the term of the contract on a straight-line basis, beginning when the vessel is delivered to the charterer and ending when it is redelivered back to the Company. As a result, the adoption of this standard with respect to charter agreements for which the Company acts as lessor did not have an effect on the Company’s consolidated opening retained earnings, balance sheets and consolidated statements of operations, except for the additional disclosure requirements of ASC 842.

Company acting as Lessee:

a)
All charter-in operating leases that the Company had entered into and were effective as of December 31, 2018 and during the six month period ended June 30, 2019 are short-term leases (i.e., less than 12 months). The Company elected to use the practical expedient of ASC 842 that allows for time charter-in contracts with an initial term of less than 12 months to be excluded from the operating lease right-of use assets and the corresponding lease liabilities recognition on the consolidated balance sheet. The Company continues to recognize the lease payments for all charter-in operating leases as charter-in hire expenses on the consolidated statements of operations on a straight-line basis over the lease term. Revenues generated from those charter-in vessels during the six month periods ended June 30, 2018 and 2019 amounted to $56,093 and $78,449 and are included in Voyage revenues in the consolidated statement of operations, out of which $7,402 and $11,399 constitute sublease income deriving from time charter agreements.

b)
The adoption of ASC 842 did not change the accounting for the leases already recognized on the balance sheet as capital leases under the previous leasing guidance given the transition provisions of ASC 842 and the practical expedients elected by the Company as discussed above. As such, those leases existing as of January 1, 2019, including all bareboat charter agreements that the Company had entered into that were in place as of that date, are classified as finance leases under the new leasing guidance of ASC 842, with the Company having reclassified the existing capital lease assets as of December 31, 2018 of $1,047,780 as right-of-use assets being reflected within Fixed Assets and the existing lease obligations as of December 31, 2018 of $609,737 as lease liabilities being reflected within Lease commitments.

c)
Each sale and lease back transaction that the Company had entered into as of December 31, 2018 or entered into during the six month period ended June 30, 2019, involved a purchase obligation and was therefore treated as failed sale or merely a financing arrangement both before and after adoption of ASC 842, and therefore was not within the scope of sale and leaseback accounting.

d)
The Company has determined its office rental arrangements are operating leases. The assets and liabilities recognized in respect of these agreements that correspond to the underlying rights and obligations were $1,198 as of January 1, 2019 and $1,140 as of June 30, 2019 and are presented within “Leased buildings, right-of-use assets” and “Leased buildings, operating lease liabilities” in the consolidated balance sheet. The lease expenses attributable to these leases are recognized on a straight line basis over the lease term and are recorded as part of General and Administrative expenses. These lease expenses were $192 and $121 for the six months ended June 30, 2018 and 2019, respectively. The weighted average remaining lease term of the Company’s office rent arrangements is 4.4 years. Future minimum rental payments as of June 30, 2019 for these contracts are presented in Note 13 below.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties:

Details of the Company’s transactions with related parties did not change in the six-month period ended June 30, 2019 and are discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2018, included in the 2018 Annual Report.

Transactions and balances with related parties are analyzed as follows:

Balance Sheets

	December 31, 2018	June 30, 2019
Due from related parties
Oceanbulk Maritime S.A. and its affiliates	$85	$264
Interchart Shipping Inc.	-	1
Starocean Manning Philippines Inc.	65	52
Sellers of the Augustea Vessels	867	-
Songa Shipmanagement Ltd.	305	-
Due from related parties	$1,322	$317

Due to related parties
Management and Directors Fees	$236	$131
Sydelle Marine Limited	302	-
Augustea Technoservices Ltd.	1,111	366
Due to related parties	$1,649	$497

Statements of Operations

	Six months ended June 30,
	2018	2019
Voyage expenses-Interchart	$(1,650)	(1,950)
Consultancy fees	(262)	(328)
Directors compensation	(72)	(87)
Office rent - Combine Marine Ltd. & Alma Properties	(19)	(9)
Voyage revenues - profit sharing agreement-Sydelle Marine Limited	(4)	-
Management fees- Augustea Technoservices Ltd.	-	(3,254)
Management fees- Songa Shipmanagement Ltd.	-	(32)
General and administrative expenses - Oceanbulk Maritime S.A. and its affiliates	-	(78)

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

4.	Inventories:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2018	June 30, 2019
Lubricants	$12,071	$12,613
Bunkers	15,365	34,078
Total	$27,436	$46,691

5.	Vessels and other fixed assets, net:

Changes in the six months ended June 30, 2019 are summarized as follows:

	Vessel cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2018	$3,149,274	$(493,166)	$2,656,108
- Transfer from advances for vessels under construction and acquisition of vessels	104,528	-	104,528
- Acquisitions, improvements and other vessel costs	108,411	-	108,411
- Vessel disposal	(58,904)	44,206	(14,698)
- Impairment loss	(24,551)	21,140	(3,411)
- Depreciation for the period	-	(59,781)	(59,781)
Balance, June 30, 2019	$3,278,758	$(487,601)	$2,791,157

As of June 30, 2019, 81 of the Company’s 108 owned vessels, having a net carrying value of $2,041,280, were subject to first-priority mortgages as collateral to the Company’s loan facilities (Note 9) and all 26 of the Company’s bareboat chartered vessels, having a net carrying value of $732,153 were pledged as collateral under the Company’s bareboat charter agreements. In addition, the seven vessels financed under the ABN $115,000 Facility also secure the Atradius Facility on a second priority basis.

Vessels acquired / delivered / disposed of during the six-month period ended June 30, 2018

Delivery of newbuilding vessels:

On January 3, 2018, March 26, 2018 and May 14, 2018, the Company took delivery of the Newcastlemax vessels Star Eleni (ex HN 1342), Star Magnanimus (ex HN 1361) and Star Leo (ex HN 1343) which, were financed under bareboat leases with CSSC (Hong Kong) Shipping Company Limited, or CSSC.

Vessels acquired / delivered / disposed of during the six-month period ended June 30, 2019

Delivery of secondhand vessels:

On January 7 and 14, 2019, the Company took delivery of the Capesize vessels Star Janni and Star Marianne as part of the Step 1 Acquisition of the E.R. Vessels. The vessels were delivered to the Company in exchange for an aggregate of 999,336 of its common shares and cash consideration of $31,772, with the total acquisition cost being $41,837. The cash consideration was partially financed through the third and fourth tranche of the ABN $115,000 Facility. The cost of the shares issued in connection with this acquisition was determined by reference to the Company’s closing share market prices of $10.41 and $9.66 on the delivery dates of the Star Janni and the Star Marianne, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.	Vessels and other fixed assets, net – continued:

Delivery of newbuilding vessels:

On April 16, 2019 and May 28, 2019, the Company took delivery of the Newcastlemax vessels Katie K (ex-HN 1388) and Debbie H (ex-HN 1389), two of the OCC Vessels acquired through the OCC Vessel Purchase Transaction, which were financed under bareboat leases with CSSC.

Sale of vessels:

On November 20, 2018, the Company entered into an agreement with a third party to sell the vessel Star Delta. The vessel was delivered to its new owner on January 8, 2019.  As of December 31, 2018, the vessel met the criteria for classification as held for sale and was therefore separately presented within “Vessel held for sale” in the consolidated balance sheet, at the agreed selling price less cost to sell. In addition in February 2019, the Company entered into two separate agreements with third parties to sell the vessels Star Aurora and Star Kappa, which were delivered to their new owners on March 6 and 8, 2019, respectively. In connection with the above mentioned sales, the Company recognized an aggregate net loss on sale of vessels of $700.

On June 21, 2019 and July 8, 2019, the Company entered into two separate agreements with third parties to sell the vessels Star Anna and Star Gamma, which were delivered to their new owners on September 23 and 5, 2019, respectively. The Company decided to sell the respective vessels as part of its strategic goal to dispose the older vessels in its fleet. In connection with the aforementioned sales, the Company recognized an aggregate impairment loss of $3,411. None of these two vessels met the criteria to be classified as held for sale as of June 30, 2019.

No other impairment charge was deemed necessary for the six-month period ended June 30, 2019.

6.	Advances for vessels under construction and acquisition of vessels:

 Movements in the six months ended June 30, 2019 are summarized as follows:

Balance, December 31, 2018	$59,900
- Additions	65,202
- Capitalized interest	629
- Transfers to Vessel cost	(104,528)
Balance, June 30, 2019	21,203

As of June 30, 2019, the Company had one Newcastlemax dry bulk carrier vessel on order, the Star Ayesha (ex-HN 1390), which was acquired through the OCC Vessel Purchase Transaction. The Star Ayesha was constructed at Shanghai Waigaoqiao Shipbuilding Co., Ltd. (“SWS”) and delivered to the Company on July 15, 2019. The remaining contracted price plus agreed extra for the Star Ayesha, as of June 30, 2019 was $30,312 and financed via a ten-year bareboat charter with CSSC.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7.	Lease Commitments:

Details of the Company’s lease commitments are discussed in Note 5 and Note 6 of the Company’s consolidated financial statements for the year ended December 31, 2018, included in the 2018 Annual Report and are supplemented by the below new activities.

During the six-month period ended June 30, 2019, the Company recognized new lease liabilities of $65,250 in connection with the OCC Vessels, as discussed in Note 5 and Note 6.

On March 29, 2019, the Company entered into an agreement to sell the Star Pisces and simultaneously entered into a bareboat charter party contract with SK Shipholding S.A. to bareboat charter the vessel for seven years. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate monthly plus interest, and the Company has an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to the Company at a pre-determined, amortizing purchase price. The Company also has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $7,628. The amount of $19,125 provided under the respective agreement which was concluded in April 2019, was used to pay the remaining amount of $11,671 under the NIBC $32,000 Facility.

On May 22, 2019, the Company entered into an agreement to sell the Star Libra and simultaneously entered into a bareboat charter party contract with Ocean Trust Co. Ltd. to bareboat charter the vessel for seven years. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate quarterly plus interest, and the Company has an option to purchase the vessel at any time after the vessel’s delivery to the Company at a pre-determined, amortizing purchase price. The Company also has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $18,107. The amount of $33,950 provided under the respective agreement which was concluded in July 2019, was used to pay the remaining amount under the previous lease agreement of the Star Libra.

On July 10, 2019, the Company entered into an agreement to sell the Star Challenger and simultaneously entered into a bareboat charter party contract with Kyowa Sansho Co. Ltd. to bareboat charter the vessel for eleven years. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate monthly plus a variable amount and the Company has an option to purchase the vessel starting on the third anniversary of vessel’s delivery to the Company at a pre-determined, amortizing purchase price. The Company also has an obligation to purchase the vessel at the expiration of the bareboat term. The amount of $15,000 provided under the respective agreement was used to pay the remaining amount of approximately $10,874 under the HSH Nordbank AG $35,000 Facility.

During the six-month period ended June 30, 2019, the Company repaid the outstanding amounts under the lease agreements of the Star Magnanimus, the Star Ariadne, the Star Laetitia, the Star Sienna, the Star Virgo, the Star Marisa and the ABOY Karlie with CSSC. The lease agreements were refinanced with the proceeds from the following loan facilities: (i) ING $100,600 Facility, (ii) E.SUN Facility, (iii) SEB Facility, (iv) Citibank $62,600 Facility and (v) CTBC Facility, which are described in Note 9. In addition the Company repaid the outstanding amount under the lease agreement of the Star Alessia (ex-ABY Asia) using the amount drawn under the ING $100,600 Facility (Note 9).

As of June 30, 2019, the Company was party to 27 bareboat leases, including the bareboat lease for the Star Ayesha as described above. The respective leases, among others, require the Company to acquire each underlying vessel at a specified price upon the completion of its bareboat term or grant the option to purchase the underlying vessel that the Company is reasonably certain that will exercise and as a result, vessels subject to these bareboat leases were recognized as fixed assets in the Company’s balance sheet.

The interest expense on the financial liability related to these leases for the six-month periods ended June 30, 2018 and 2019 was $8,905 and $14,652, respectively, and is included within “Interest and finance costs” in the unaudited interim condensed consolidated statements of operations. As of June 30, 2019, the gross amount recognized for the vessels under bareboat leases was $783,634, with accumulated depreciation of $51,481. Depreciation expense for the bareboat leased vessels for the six month periods ended June 30, 2018 and 2019 amounted to $7,319 and $12,688, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7.	Lease Commitments - continued:

In connection with the refinancing of the aforementioned lease agreements, we incurred expenses of $1,399 and $25 of unamortized debt issuance costs were written off, which are both included under “Loss on debt extinguishment,” in the consolidated statement of operations for the six months ended June 30, 2019.

The principal payments required to be made after June 30, 2019 for the outstanding lease obligations are as follows:

Twelve month periods ending	Amount
June 30, 2020	$60,245
June 30, 2021	58,150
June 30, 2022	56,770
June 30, 2023	74,736
June 30, 2024	119,562
June 30, 2025 and thereafter	89,059
Total bareboat lease minimum payments	$458,522
Unamortized debt issuance costs	3,404
Total bareboat lease minimum payments, net	$455,118
Excluding bareboat lease interest	53,945
Lease commitments – short term	44,333
Lease commitments – long term	356,840

8.	Fair value of Above / Below Market Acquired Time Charters:

Details of the Company’s fair value of above/below market acquired time charters are discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2018, included in the 2018 Annual Report and are supplemented by the below new activities.

As part of the Step 1 Acquisition of the E.R. Vessels, the Company took delivery of the vessels Star Marianne and Star Janni (Note 5) with time charter agreements attached. The Company recognized a liability of $1,269 and an asset of $336, since it determined that the charter rate of the Star Marianne was below market rates and Star Janni was above market rates on the date of each vessel’s delivery (Level 2).

For the six-month period ended June 30, 2019, the amortization of fair value of the below market acquired time charters was $1,353 and of the above market acquired time charters was $167 and are included under “Voyage revenues” in the consolidated statement of operations. The accumulated amortization of the below market time charters as of June 30, 2019 was $3,173 and of the above market acquired time charters was $167.

The unamortized balance of the intangible asset as of June 30, 2019 of $169 will be amortized in the third quarter of 2019 while the unamortized balance of the intangible liability as of June 30, 2019 of $3,469 is expected to be amortized over the weighted average period of 2.41 years as follows:

Twelve month periods ending	Amount
June 30, 2020	$1,714
June 30, 2021	924
June 30, 2022	831
Total	$3,469

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

9.	Long-term Debt:

Details of the Company’s credit facilities and debt securities are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2018, included in the 2018 Annual Report and are supplemented by the below new activities.

New Financing Activities

i) SEB Facility:

On January 28, 2019, the Company entered into a loan agreement with Skandinaviska Enskilda Banken AB (SEB), the “SEB Facility,” for the financing of an amount up to $71,420. The facility is available in four tranches. The first two tranches of $32,825 each were drawn on January 30, 2019 and used together with cash on hand to refinance the outstanding amounts under the lease agreements of the Star Laetitia and the Star Sienna (Note 7). Each tranche matures six years after the drawdown date and is repayable in 24 consecutive, quarterly principal payments of $677 for each of the first 10 quarters and of $524 for each of the remaining 14 quarters, and a balloon payment of $18,723 payable simultaneously with the last quarterly installment, which is due in January 2025. The remaining two tranches of approximately $1,260 each, which will be used to finance the acquisition and installation of scrubber equipment for the respective vessels, are expected to be drawn in 2019 and are repayable in 12 equal quarterly installments. The SEB Facility is secured by a first priority mortgage on the two vessels.

ii) E SUN Facility:

On January 31, 2019, the Company entered into a loan agreement with E. SUN Commercial Bank, Hong Kong branch, (the “E.SUN Facility”), for the financing of an amount of $37,100 which was used to refinance the outstanding amount under the lease agreement of the Star Ariadne (Note 7). On March 1, 2019, the Company drew the amount of $37,100 which is repayable in 20 consecutive, quarterly principal payments of $618, plus a balloon payment of $24,733 payable simultaneously with the last quarterly installment, which is due in March 2024. The E.SUN Facility is secured by a first priority mortgage on the vessel.

iii) Atradius Facility:

On February 28, 2019, the Company entered into a loan agreement with ABN AMRO Bank N.V. (the “Atradius Facility”) for the financing of an amount up to $36,645 that will be used to finance the acquisition and installation of scrubber equipment for 42 vessels. The financing is credit insured (85%) by Atradius Dutch State Business N.V. of the Netherlands (the “Atradius”). The first tranche of $11,659 was drawn in April 2019. The remaining available amount is expected to be drawn during 2019. The facility is repayable in 10 consecutive semi-annual installments of $3,664 and is secured by a second-priority mortgage on certain of the 42 vessels.

iv) ING $100,600 Facility:

On March 28, 2019, the Company entered into an amended and restated facility agreement with ING Bank N.V., London Branch, the “ING $100,600 Facility”, in order to increase the financing by $52,800 and to include additional borrowers under the existing ING $47,800 Facility. The additional financing amount of $52,800 is available in four tranches. The first two tranches of $32,100 and $17,400, were drawn in March 2019 and April 2019, respectively and used to refinance the outstanding amounts under the lease agreements of the Star Magnanimus and the Star Alessia (Note 7). Each tranche is repayable in 28 consecutive, quarterly principal payments of $535 and $311, plus a balloon payment of $17,120 and $8,700, for each of the two vessels, both due seven years after the drawdown date. The remaining two tranches of $1,400 each will be used to finance the acquisition and installation of scrubber equipment for the aforementioned vessels. The first was drawn in May 2019, and the second is expected to be drawn during the remainder of 2019. Both tranches are repayable in 16 equal quarterly installments. The ING $100,600 Facility is also secured by a first priority mortgage on the two aforementioned vessels.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

9.	Long-term Debt - continued:

v) Citibank $62,600 Facility:

On May 8, 2019, the Company entered into a loan agreement with Citibank N.A., London Branch (the “Citibank $62,600 Facility”). In May 2019, the Company drew the aggregate amount of $62,563, which was used, together with cash on hand, to refinance the outstanding amounts under the lease agreements of the Star Virgo and the Star Marisa (Note 7). The facility is repayable in 20 quarterly principal payments of $1,298 and a balloon payment of $36,611 payable simultaneously with the last quarterly installment, which is due in May 2024. The Citibank $62,600 Facility is secured by a first priority mortgage on the aforementioned vessels.

vi) CTBC Facility:

On May 24, 2019, the Company entered into a loan agreement with CTBC Bank Co., Ltd, the “CTBC Facility,” for an amount of $35,000, which was used to refinance the outstanding amount under the lease agreement of the ABOY Karlie (Note 7). The facility is repayable in 20 quarterly principal payments of $730 and a balloon payment of $20,400 payable simultaneously with the last quarterly installment, which is due in May 2024. The CTBC Facility is secured by first priority mortgage on the aforementioned vessel.

vii) NTT Facility:

On July 31, 2019, the Company entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation, the “NTT Facility,” for an amount of $17,500. The amount was drawn in August and was used to refinance the outstanding loan amount of $11,161 of the Star Aquarius under the “NIBC $32,000 Facility.” The facility is repayable in 27 quarterly principal payments of $313 and a balloon payment of $9,063 which is due in August 2026. The NTT Facility is secured by first priority mortgage on the Star Aquarius.

viii) CEXIM $106,470 Facility:

In July 2019, the Company entered into a committed term sheet with China Export-Import Bank for the financing of up to $106,470 (the “CEXIM $106,470 Facility”). The facility will be available in three tranches of $35,490 each and will be used to finance the outstanding amounts under the lease agreements of the Katie K, the Debbie H and the Star Ayesha. The three tranches are expected to be drawn by November 2019 and will each mature 10 years after its drawdown date. The CEXIM $106,470 Facility will be secured by first priority mortgages on the three aforementioned vessels. The loan documentation was finalized and the agreement was signed on September 23, 2019.

Scrubber Financing:

During the six months ended June 30, 2019, the Company drew down an amount of (i) $11,659 under the Atradius Facility, (ii) $9,385 under the DNB $310,000 Facility and (iii) $1,400 under the ING $100,600 Facility to finance the acquisition and installation of scrubber equipment for several of its vessels. As of June 30, 2019, the undrawn portion of scrubber-related financing under all facilities following these drawdowns stands at $112,321.

The Company’s credit facilities contain financial covenants and undertakings requiring the Company to maintain various financial ratios, including:

•	a minimum percentage of aggregate vessel value to secured loans (the security cover ratio or “SCR”);
•	a maximum ratio of total liabilities to market value adjusted total assets;
•	a minimum EBITDA to interest coverage ratio;
•	a minimum liquidity; and
•	a minimum market value adjusted net worth.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

9.	Long-term Debt - continued:

As of December 31, 2018 and June 30, 2019, the Company was required to maintain minimum liquidity, not legally restricted, of $53,500 and $54,000, respectively, which is included within “Cash and cash equivalents” in the consolidated balance sheets.  In addition, as of December 31, 2018 and June 30, 2019, the Company was required to maintain a minimum liquidity, legally restricted, of $8,956 and $13,292, which is included within “Restricted cash, current and non-current” in the consolidated balance sheets.

As of June 30, 2019, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements, including the 2022 Notes.

The principal payments required to be made after June 30, 2019 for all of the then-outstanding bank debt, are as follows:

Twelve month periods ending	Amount
June 30, 2020	$122,919
June 30, 2021	135,789
June 30, 2022	130,259
June 30, 2023	141,977
June 30, 2024	365,608
June 30, 2025 and thereafter	132,703
Total Long term debt	$1,029,255
Unamortized debt issuance costs	12,676
Total Long term debt, net	$1,016,579
Current portion of long term debt	122,919
Long term debt, net	893,660

The 2022 Notes mature in November 2022 and are presented in the consolidated balance sheets as of June 30, 2019 net of unamortized debt issuance costs of $1,386.

For the six-month periods ended June 30, 2018 and 2019, the Company’s existing financing agreements (including lease agreements)  bore interest at a weighted-average rate of approximately 5.40% and 5.65%, respectively.

All of the Company’s financing agreements (including lease agreements) bear interest at LIBOR plus a margin.  The amounts of “Interest and finance costs” included in the unaudited interim condensed consolidated statements of operations are analyzed as follows:

	2018	2019
Interest on long term debt and bareboat leases	$28,691	$41,034
Less: Interest capitalized	(468)	(629)
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Income (Note 18)	73	-
Amortization of debt issuance costs	1,367	2,575
Other bank and finance charges	675	846
Interest and finance costs	$30,338	$43,826

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

9.	Long-term Debt - continued:

During the six-month periods ended June 30, 2018 and 2019, $21 and $80 of unamortized debt issuance costs were written off and included under “Loss on debt extinguishment” in the consolidated unaudited interim condensed consolidated statements of operations. In addition, in connection with the refinancing of the credit facilities as described above, we incurred expenses of $115, which are also included under “Loss on debt extinguishment” in the unaudited interim condensed consolidated statements of operations for the six-month period ended June 30, 2019.

10.	Preferred and Common Shares and Additional Paid-in Capital:

Details of the Company’s Preferred and Common Shares are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2018, included in the 2018 Annual Report.

In January 2019, the Company issued 999,336 common shares in connection with the acquisition of the Star Janni and the Star Marianne (Note 5).

Pursuant to the Company’s share repurchase program, during the six month period ended June 30, 2019, the Company repurchased 1,535,322 of its common shares in open market transactions at an average price of $7.45 for an aggregate consideration of $11,467. The respective repurchased shares along with the 341,363 shares repurchased in 2018 were cancelled and removed from the Company’s share capital as of June 30, 2019.

11.	Earnings / (Loss) per Share:

The computation of basic earnings/(loss) per share is based on the weighted average number of common shares outstanding for the six-months ended June 30, 2018 and 2019. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. Diluted earnings/(loss) per share gives effect to stock awards, stock options and restricted stock units using the treasury stock method, unless the impact is anti-dilutive. Diluted earnings per share for the six-months ended June 30, 2018 does not include the effect of 104,250 non-vested share options outstanding as of that date, as that effect was anti-dilutive. Diluted net loss per share for the six months ended June 30, 2019 does not include the effect of the 956,500 non-vested shares and of the 104,250 non-vested share options outstanding as that date, as their effect was anti-dilutive.

The Company calculates basic and diluted earnings / (loss) per share as follows:

	Six months ended June 30,
	2018	2019
Income / (Loss) :
Net income / (loss)	$20,628	$(45,515)

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	64,170,654	92,457,415
Basic earnings / (loss) per share	$0.32	$(0.49)

Effect of dilutive securities:
Dillutive effect of non vested shares	298,206	-
Weighted average common shares outstanding, diluted	64,468,860	92,457,415

Diluted earnings / (loss) per share	$0.32	$(0.49)

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12.	Equity Incentive Plans:

Details of the Company’s Equity Incentive Plans and share awards granted up to December 31, 2018 are discussed in Note 12 of the Company’s consolidated financial statements for the year ended December 31, 2018, included in the 2018 Annual Report.

On January 7, 2019, the Company’s Board of Directors and Compensation Committee established an incentive program for key employees, pursuant to which an aggregate of 4,000,000 restricted share units (each, a “RSU”) will be issued. Each RSU represents, upon vesting, a right for the relevant beneficiary to receive one common share of the Company. The RSUs are subject to the satisfaction of certain performance conditions, which apply if the Company’s fleet performs better than relevant dry bulk charter rate indices as reported by the Baltic Exchange (the “Indices”) during 2020 and 2021. The RSUs start to vest if the Company’s fleet performs better than the Indices by at least $120,000, and vest in increasing amounts if and to the extent the performance of the Company’s fleet exceeds the performance that would have been derived based on the Indices by up to an aggregate of $300,000. As of June 30, 2019, the Company takes the view that the likelihood of vesting of these RSUs does not meet a “more likely than not” standard under US GAAP, and as a result no charge is amortized through the Company’s statement of operations, until vesting becomes probable. Subject to the vesting conditions being met on April 30, 2021 and April 30, 2022 (each, a “Vesting Date”) two million RSUs will vest on each Vesting Date, and the relevant common shares of the Company will be issued and distributed to the relevant beneficiaries as per the allocation of the Board of Directors. Any non-vested RSUs at the applicable Vesting Date will be cancelled.

On May 22, 2019, the Company’s Board of Directors adopted the 2019 Equity Incentive Plan (the “2019 Plan”) and reserved for issuance 900,000 common shares thereunder. The terms and conditions of the 2019 Plan are substantially similar to the terms and conditions of the Company’s previous equity incentive plans. On the same date, 885,000 restricted common shares were granted to certain of the Company’s directors, officers and employees of which 685,462 restricted common shares vest in August 2019, 99,769 restricted common shares vest in August 2020 and the remaining 99,769 restricted common shares vest in August 2022.  The fair value of each share was $8.13, based on the closing price of our common shares on May 22, 2019.

All non-vested shares and options vest according to the terms and conditions of the applicable award agreements. The grantee does not have the right to vote the non-vested shares or exercise any right as a shareholder of the non-vested shares, although the issued and non-vested shares pay dividends as declared.  The dividends with respect to these shares are forfeitable if the service conditions are not fulfilled.  Share options have no voting or other shareholder rights. For the six-months ended June 30, 2018 and 2019, the Company paid no dividends on non-vested shares.

The Company currently expects that there will be no forfeitures of non-vested shares or options. The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest.  For the six-month periods ended June 30, 2018 and 2019, the total share-based compensation cost was $5,011 and $2,857, respectively, included under “General and administrative expenses” in the unaudited interim condensed consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12.	Equity Incentive Plans - continued:

A summary of the status of the Company’s non-vested share options and restricted shares as of June 30, 2019 and the movement during the six-month period ended June 30, 2019 is presented below.

Options	Number of options	Weighted average exercise price	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	104,250	$27.5	$7.0605
Granted	-	-	-
Vested	-	-	-
Outstanding at end of period	104,250	$27.5	$7.0605

Unvested shares	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2019	143,000	$12.49
Granted	885,000	8.13
Vested	(71,500)	12.49
Unvested as at June 30, 2019	956,500	$8.46

The estimated compensation cost relating to non-vested restricted share awards and share options not yet recognized was $5,195 and $116, respectively, as of June 30, 2019 and is expected to be recognized over the weighted average period of 0.89 years and 0.79 years, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.	Commitments and Contingencies:

a)	Commitments:

The following table sets forth inflows and outflows related to the Company’s charter party arrangements and other commitments, as at June 30, 2019.

	Twelve month periods ending June 30,
+ inflows/ - outflows	Total	2020	2021	2022	2023	2024	2025 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$34,928	$32,363	$2,565	$-	$-	$-	$-
Future, minimum, charter-in hire payments (2)	(12,811)	(12,811)	-	-	-	-	-
Vessel upgrades (3)	(106,246)	(106,246)	-	-	-	-	-
Bareboat commitments charter hire (4)	(44,387)	(3,740)	(3,697)	(3,653)	(3,608)	(3,561)	(26,128)
Office rent (5)	(1,436)	(345)	(321)	(297)	(288)	(137)	(48)

(1)
The amounts represent the minimum contractual charter revenues to be generated from the existing, as of June 30, 2019, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days other than those related to scheduled interim and special surveys of the vessels.

(2)	The amounts represent the Company’s commitments under the existing, as of June 30, 2019, time charter-in arrangements for third party vessels.

(3)
The amounts represent the Company’s commitments for the vessel upgrades that the Company entered into in 2018 and the six-month period ended June 30, 2019. The commitments include an amount of $18,944 for vessel upgrades with respect to the Delphin Vessels (Note 16). For the respective payments the Company has secured total financing of $127,321, of which $112,321 was committed under loan and bareboat lease agreements signed as of June 30, 2019 and $15,000 was committed under finance lease agreements signed subsequently.

(4)
The amounts represent the Company’s commitment under the bareboat lease arrangement representing the charter hire for the one of the three vessels acquired as part of the OCC Vessel Purchase Transaction discussed in Note 6 above, which, as of June 30, 2019, was under construction.  The bareboat charter hire is comprised of fixed and variable portion, the variable portion is calculated based on the 3-month LIBOR of 2.3199 % as of June 30, 2019.

(5)
The office rent includes an amount of 188,000 NOK (or approximately $22, using the exchange rate as of June 30, 2019, which was $0.1174 per NOK) up to the twelve month period ended June 30, 2025, concerning a rental agreement with indefinite term.

b)	Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.  In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.  Currently, management is not aware of, and has not accrued for, any such claims or contingent liabilities requiring disclosure in the unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.	Fair value measurements and Hedging:

Fair value measurements

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets in accordance with ASC Topic 815, “Derivatives and Hedging”.

I.            Fair value on a recurring basis:

Interest rate swaps

During the year ended December 31, 2018, all of the Company’s previous interest rates swaps matured or were repaid prior to their maturity through the refinancing of the corresponding debt. Therefore as of December 31, 2018 and June 30, 2019 the Company has not had any open positions on interest rate swaps.

Forward Freight Agreements (“FFAs”) and Bunker Swaps

During the year ended December 31, 2018 and the six-month period ended June 30, 2019, the Company entered into a certain number of FFAs on the Capesize, Panamax and Supramax indexes.  The results of the Company’s FFAs for the six-month periods ended June 30, 2018 and 2019 and the valuation of the Company’s open positions as at December 31, 2018 and June 30, 2019 are presented in the tables below.

During the year ended December 31, 2018 and the six-month period ended June 30, 2019, the Company also entered into a certain number of bunker swaps.  The results of the Company’s bunker swaps for the six-month periods ended June 30, 2018 and 2019 and the valuation of the Company’s open positions as at December 31, 2018 and June 30, 2019 are presented in the tables below.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.	Fair value measurements and Hedging - continued:

The amounts of Gain / (Loss) on derivative financial instruments, forward freight agreements and bunker swaps recognized in the unaudited interim condensed consolidated statements of operations, are analyzed as follows:

	Six months ended June 30,
	2018	2019
Consolidated Statement of Operations
Gain/(loss) on derivative financial instruments, net
Unrealized gain/(loss) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	$140	$-
Realized gain/(loss) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	(141)	-
Total Gain/(loss) on derivative financial instruments, net	$(1)	$-

Interest and finance costs
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other comprehensive income/(loss)	(73)	-
Total Gain/(loss) recognized	$(73)	$-

Gain/(loss) on forward freight agreements and bunker swaps
Realized gain/(loss) on forward freight agreements	1,580	8,337
Realized gain/(loss) on bunker swaps	71	33
Unrealized gain/(loss) on forward freight agreements	(1,097)	(2,290)
Unrealized gain/(loss) on bunker swaps	1,446	1,303
Total Gain/(loss) recognized	$2,000	$7,383

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis.  This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3:	Unobservable inputs that are not corroborated by market data

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2018 and June 30, 2019 based on Level 2 observable inputs of the fair value hierarchy such as interest rate curves.

	Significant Other Observable Inputs (Level 2)
	December 31, 2018		June 30, 2019
	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Forward freight agreements - asset position	$537	-		-
Total	$537	-	$-	-
LIABILITIES
Forward freight agreements - liability position	$-	-	1,902	-
Bunker swaps - liability position	1,799	-	496	-
Total	$1,799	-	2,398	-

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.	Fair value measurements and Hedging - continued:

The carrying values of temporary cash investments, restricted cash, accounts receivable, other current assets, accrued liabilities, due from/to related parties, due from/to managers and accounts payable approximate their fair value due to the short-term nature of these financial instruments. Temporary cash investments and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long-term bank loans and bareboat leases (Level 2), bearing interest at variable interest rates, approximates their recorded values as of June 30, 2019.

The 2022 Notes have a fixed rate, and their estimated fair value, determined through Level 1 inputs of the fair value hierarchy (quoted price on NASDAQ under the ticker symbol SBLKZ), is approximately $51,100 as of June 30, 2019.

II.           Fair value on a non-recurring basis:

As further disclosed in Note 5, during the six months period ended June 30, 2019 the Company recognized an impairment loss of $3,411 related to the sale of the vessels Star Anna and Star Gamma which were delivered to their new owners during the third quarter of 2019.  The carrying value of the sold vessels was written down to their fair value as determined by reference to their agreed sale prices (Level 2) as per their sale agreements dated June 21, 2019 and July 8, 2019, respectively.

The following table summarizes the valuation of these assets measured at fair value on a non-recurring basis as of June 30, 2019:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Impairment loss
Long-lived assets held and used	(Level 1)	(Level 2)	(Level 3)
Vessels, net	$-	24,475	-	3,411
TOTAL	$-	24,475	-	3,411

The Company’s impairment analysis as of June 30, 2019, indicated that the carrying amount of the Company’s vessels, was recoverable, and therefore, the Company concluded that no impairment charge, was necessary.

15.	Voyage revenues:

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the six month periods ended June 30, 2018 and 2019, as presented in the consolidated statement of operation:

	Six months period ended
	2018	2019

Time charters	$152,079	$176,709
Voyage charters	99,029	145,443
Pool revenues	2,553	2,130
	$253,661	$324,282

As of June 30, 2019, trade accounts receivable, net increased by $3,392, and deferred revenue increased by $4,916 compared to December 31, 2018. These changes were mainly attributable to the timing of collections.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

15.	Voyage revenues - continued:

Further, as of June 30, 2019, deferred assets related to revenue contracts (included within “Other current assets”) increased by $492 compared to December 31, 2018, from $2,054 to $2,546. This change was mainly attributable to the increase in the number of the voyage contracts in progress as of June 30, 2019 and the timing of commencement of revenue recognition.

Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations. The Company recorded $10,855 as unearned revenue related to voyages in progress as of December 31, 2018, which were recognized in earnings in the six month period ended June 30, 2019 as the performance obligations were satisfied in that period.

16.	Subsequent Events:

a)
On May 27, 2019, the Company entered into an en bloc definitive agreement with entities controlled by Delphin Shipping, LLC (“Delphin”), an entity affiliated with Kelso & Company, pursuant to which it agreed to acquire 11 operating dry bulk vessels (the “Delphin Vessels”) for an aggregate purchase price of $139.5 million (“Delphin Purchase Price”), which was paid in (a) $80.0 million of cash and (b) 4.503 million common shares of Star Bulk (the “Delphin Consideration Shares”) (collectively, the “Delphin Vessel Acquisition”). The Company has secured exhaust gas cleaning systems (the “Delphin Scrubbers”) for all of the Delphin Vessels. The cash portion of the Purchase Price will be financed through proceeds of a new seven-year finance lease of up to $91.4 million with China Merchants Bank Leasing, and an additional tranche of $15.0 million for financing of the Delphin Scrubbers. Delphin has agreed not to sell, contract to sell, or otherwise dispose more than 2,251,685 of the Consideration Shares prior to November 23, 2019. All 11 Delphin Vessels had been delivered to the Company as of September 30, 2019.

b)	In July 2019, the Company entered into an agreement to sell the Star Challenger and simultaneously entered into a bareboat charter party contract with Kyowa Sansho Co. Ltd. (see Note 7).

c)	Subsequent to June 30, 2019, the Company entered into the NTT Facility and the CEXIM $106,470 Facility (see Note 9).

d)
Subsequent to June 30, 2019, the Company drew down an amount of (i) $2.8 million under the ING $100.6 million Facility, (ii) $24.75 million under the DNB $310.0 million Facility, (iii) $3.3 million under the Atradius Facility and (iv) $1.26 million under the SEB Facility (see Note 9). In addition the Company recognized additional lease liabilities of $7.56 million under the lease agreements with CMBL. All the above mentioned amounts were used to finance our scrubber installation program. Following these drawdowns as of the date of this report, the undrawn portion of scrubber-related financing under all of our debt and lease agreements is $ 87.62 million.

e)
As part of the Company’s share repurchase program discussed in Note 10 of the Company’s consolidated financial statements for the year ended December 31, 2018, included in the 2018 Annual Report, subsequent to June 30, 2019 the Company repurchased 1,020,000 shares from a non-related party shareholder in a private transaction at a price of $8.40 per share, for an aggregate consideration of $8.6 million and 43,873 shares in open market transactions at an average price of $8.98 for an aggregate consideration of $394. The repurchased shares were cancelled and removed from the Company’s share capital as of the date of this report.